Exhibit 2.1.6
Dated August 16, 2007
ANTHONY PETER VENUS
ALI MIRZA
HARRIS INTERACTIVE ASIA LIMITED
and
HARRIS INTERACTIVE INTERNATIONAL INC.

AGREEMENT
relating to the sale and purchase of
the entire issued share capitals of
Marketshare Limited and Marketshare Pte Limited

CONTENTS

Clause	Heading	Page

1	Definitions and Interpretation	4

2	Sale and Purchase	10

3	Consideration and Other Payments	11

4	Completion	12

5	Warranties and Indemnities	12

6	Protection of the Purchaser’s Interest	17

7	Termination	19

8	Entire Agreement	19

9	Remedies Cumulative	19

10	No Waiver	19

11	Time of the Essence	20

12	Severance	20

13	Amendments	20

14	Announcements and Restrictions on Disclosure	20

15	Further Assurance	21

16	Counterparts	21

17	Successors and Personal Representatives	22

18	Assignment	22

19	Survival	22

20	Stamp Duty and Expenses	22

21	Notices	22

22	Law and Jurisdiction	24

23	Guarantee	24
SCHEDULES

Number	Description	Page

1	The Sellers	26

2	Part 1 — Basic Information Concerning the First Company	27

Page i

Number	Description	Page

	Part 2 — Basic Information Concerning the Second Company	28

3	Leasehold Property:	29

4	The Warranties	30

5	Retirement Schemes	48

6	Employees	49

7	Intellectual Property Rights:	50

	Part 1 — Registered

	Part 2 — Unregistered

8	Matters to be Transacted at Completion	51

9	Payment of Earn Out Payments	52
EXECUTION

Page ii

Agreed Form Documents and Documents to be Exchanged Contemporaneously with this Agreement:
Audited Accounts
Disclosure Letter
Employment Agreements
HK Management Accounts
Proforma Accounts
Resignation Letters (directors and secretary)
Sing 2006 Accounts
Sing Management Accounts
Tax Deed

Page iii

THIS AGREEMENT is dated August 16, 2007 and is made
BETWEEN
(1)	ANTHONY PETER VENUS, (holder of Australian Passport number E1029802) of Apartment A2, 5/F, University Heights 42-44 Kotewall Road, Hong Kong (“Mr. Venus”);

(2)	ALI MIRZA, (holder of Indian Passport number Z1169312) of 110 Holland Avenue, #02-09 Warner Court, Singapore 278966 (“Mr. Mirza”);

(3)	HARRIS INTERACTIVE ASIA LIMITED, a company incorporated under the laws of Hong Kong, with registration No. 1158045 (the “Purchaser”); and

(4)	HARRIS INTERACTIVE INTERNATIONAL INC., a company incorporated under the laws of Delaware, with registration No. 3262831 (the “Guarantor”).
BY WHICH IT IS AGREED as follows:
1.	Definitions and Interpretation
1.1	Defined Terms

In this Agreement unless the context requires otherwise:

“Accounts” means, collectively, the Audited Accounts, the Proforma Accounts, the HK Management Accounts, the Sing 2006 Accounts and the Sing Management Accounts, as the context requires;

“Accounts Date” means September 30, 2006;

“Audited Accounts” means the audited accounts of the First Company in the agreed form comprising a profit and loss account for the period of 12 months ended on September 30, 2006 and a balance sheet as at such date;

“Books and Records” includes, without limitation, all notices, registers, ledgers, correspondence, orders, inquiries, drawings, plans, data, books of account and other documents and all computer disks or tapes or other machine legible programs or other records;

“Business” means the business activities of the Companies as currently carried on and under development at the date of this Agreement including, without limitation, market research and consultancy services on acquiring market share;

“Business Day” means a day other than a Saturday or Sunday, on which banks are open in Hong Kong and Singapore to the general public for business;

“Cash Consideration” means US$2,800,000, to be paid to the Sellers subject to and in accordance with Clause 3.1;
“Companies” means the First Company and the Second Company and “Company” shall mean each one of them;
“Companies Ordinance” means the Companies Ordinance (Chapter 32) as amended, of the Laws of Hong Kong;
“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 4;
“Completion Date” means the date on which Completion takes place;
“Computer Equipment” means the computer equipment presently installed or located at the premises of each Company and used in the business of the Companies including all associated hardware and software, ancillary and communication equipment connected to it or located at the premises and capable of connection to it and all operating systems software comprised in such equipment and ancillary and communication equipment;
“Confidential Information” means all information not in the public domain (and whether or not recorded in documentary form or on computer disc) including but not limited to:
(a)	the business methods, corporate plans, management systems, finances, maturing new business opportunities or research and development projects of the Companies;

(b)	the marketing or sales of any products or services of the Companies, including, without limitation, sales targets and statistics, market surveys and plans, sales techniques, price lists, contact details of customers or potential customers or any suppliers and potential suppliers to the Companies, the nature of their business operations, their preferences, ability to pay and all confidential aspects of their business relationship with the Companies; and

(c)	any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, technical specifications and other technical information relating to any product or service of the Companies;
“Consideration” means the aggregate of the Cash Consideration and the Contingent Consideration;
“Contingent Consideration” means any Earn Out Payments which may be paid to the Sellers subject to and in accordance with the provisions of Clause 3.2 and Schedule 9;
“Disclosed” means fully, fairly and clearly disclosed in the Disclosure Letter;

“Disclosure Letter” means a letter of the same date as this Agreement in the agreed form signed by the Sellers and addressed to the Purchaser and to be delivered to the Purchaser upon the execution of this Agreement;
“Earn Out Payment(s)” has the meaning given in Clause 3.2;
“Earn Out Period” means the period commencing immediately following Completion and ending on June 30, 2012;
“EBITDA” means earnings before interest, taxes, depreciation and amortization, but excluding non-recurring or non-operating items;
“EBITDA Margin” means, with respect to any Relevant Period (as defined in Schedule 9), the Companies’ EBITDA for that Relevant Period divided by the Gross Revenue for that Relevant Period, in both cases as stated in the relevant Post-Completion Management Accounts;
“Employees” means those persons listed in Schedule 6;
“Employment Agreements” means the employment agreements in the agreed form to be entered into between the Purchaser, Harris Interactive, Inc. and Mr. Venus and between the Second Company, Harris Interactive, Inc. and Mr. Mirza, in both cases upon Completion;
“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect and any agreement or obligation to create or grant any of the aforesaid;
“Escrow Agent” means Messrs. Johnson Stokes & Master, Solicitors, Hong Kong;
“Escrow Funds” means the amount held by the Escrow Agent from time to time being the amount paid to the Escrow Agent pursuant to Clause 3.1(b) and all interest accrued thereon, less all amounts released to the Sellers and/or the Purchaser, as the case may be;
“Escrow Letter” means the escrow letter from the Sellers and the Purchaser to the Escrow Agent in the agreed form;
“First Company” means Marketshare Limited, a company incorporated under the laws of Hong Kong, particulars of which are set out in Part 1 of Schedule 2;
“First Sale Shares” means two (2) ordinary shares in the capital of the First Company, being the entire issued share capital of the First Company;
“Gross Revenue” means the consolidated gross revenue of the Companies for the applicable period;

“HK Management Accounts” means the unaudited management accounts of the First Company comprising a profit and loss account for the period of 9 months ended on June 30, 2007 and a balance sheet as at such date;
“Intellectual Property” means:
(a)	patents, trade marks, service marks, registered designs, applications for any of those rights, trade and business names (including internet domain names and e-mail address names), unregistered trade marks and service marks, copyrights, database rights, know-how, market and other research results, rights in designs and inventions;

(b)	rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a); and

(c)	rights of the same or similar effect or nature as or to those in paragraphs (a) and (b), in each case in any jurisdiction;
“Intellectual Property Rights” means all Intellectual Property used or required to be used, by the Companies in, or in connection with, the Business;
“Landlords” means the lessors, landlords or licensors of the Leasehold Property under the Leases and includes, as the context may permit or require, any one or more of such lessors, landlords or licensors;
“Leasehold Property” means the property leased, occupied or otherwise used by the Companies, particulars of which are set out in Schedule 3, and where two properties or more are set out in Schedule 3 it includes, as the context may permit or require, any one or more of such properties and a part of an individual property;
“Leases” means the leases, tenancy agreements or licences under which the Leasehold Property is held, particulars of which are set out in Schedule 3, and where two or more leases, tenancy agreements or licences are set out in Schedule 3 it includes, as the context may permit or require, any one or more of them;
“Net Revenue” means the Gross Revenue excluding pass-through third party disbursements including but not limited to respondent incentives and client paid travel expenses;
“Other Documents” means the Tax Deed, the Disclosure Letter and any other documents referred to in this Agreement;
“Proforma Accounts” means the consolidated proforma accounts of the Companies in the agreed form comprising a profit and loss account for the period of six months ended on June 30 2007 and a balance sheet as at such date;
“Purchaser’s Accountants” means Ernst & Young, Hong Kong;

“Purchaser Group” means Harris Interactive, Inc. together with its subsidiaries and affiliates from time to time;
“Restraint Period” means the period of five years ending on the fifth anniversary of the Completion Date;
“Sale Shares” means the First Sale Shares and the Second Sale Shares;
“Second Company” means Marketshare Pte Ltd, a company incorporated under the laws of Singapore, particulars of which are set out in Part 2 of Schedule 2;
“Second Sale Shares” means 100,000 ordinary shares in the capital of the Second Company, being the entire issued share capital of the Second Company;
“Sellers” means Mr. Venus and Mr. Mirza, and “Seller” shall mean any one of them;
“Sellers’ Accountants” means the Sellers’ accountants for the time being;
“Seller’s Percentage” means the percentage shown in column (5) of Schedule 1 set opposite each of the Seller’s names set out in column (1) of Schedule 1;
“Sing 2006 Accounts” means the balance sheet of the Second Company as at December 31, 2006, the profit and loss account, statements of changes in equity and cash flows of the Second Company for the year ended December, 31, 2006, as compiled by Messrs. Fadhillah Goh & Co., Certified Public Accountants, Singapore;
“Sing Management Accounts” means the unaudited management accounts of the Second Company comprising a profit and loss account for the period of 6 months ended on June 30, 2007 and a balance sheet as at such date;
“Stamp Duty Documents” means:
(i)	a completed working sheet (in the form prescribed by the Commissioner of Stamp Duties, Singapore) signed by a director or the secretary of the Second Company computing the net asset value of the shares in the Second Company accompanied by a certified copy (certified by such director or secretary) of the accounts of the Second Company upon which such working sheet is prepared; and/or

(ii)	such other documents as may be prescribed by the Commissioner of Stamp Duties, Singapore for the purpose of assessing stamp duty payable on a transfer of shares in a Singapore company;
“Tax” and “Taxation” have the meanings given to them in the Tax Deed;
“Tax Deed” means the tax deed in the agreed form to be entered into between the Sellers, the Purchaser and the Companies upon Completion;

“Territory” means such countries in which the Companies have conducted business in and within the 6 months prior to Completion;
“US$” means United States Dollars; and
“Warranties” means the representations, warranties and undertakings set out in Schedule 4.
1.2	Construction of References
In this Agreement, unless the context requires otherwise, any reference:
(a)	to a Clause or Schedule is a reference to a clause of or a schedule to this Agreement;

(b)	to this Agreement, any other document or any provision of this Agreement or that document is a reference to this Agreement, that document or that provision as in force for the time being or from time to time amended in accordance with the terms of this Agreement or that document;

(c)	to a person includes an individual, a body corporate, a partnership, any other unincorporated body or association of persons and any state or state agency;

(d)	to any document expressed to be “in the agreed form” means a document approved by the parties to this Agreement and, if not entered into contemporaneously with this Agreement, initialled by or on behalf of the Sellers and the Purchaser for the purposes of identification;

(e)	to a “subsidiary” or “holding company” is to be construed in accordance with section 2 of the Companies Ordinance;

(f)	to a time of day is a reference to the time in Hong Kong, unless expressly indicated otherwise;

(g)	to an enactment includes that enactment as it may be amended, replaced or re-enacted at any time, whether before or after the date of this Agreement, and any subordinate legislation made under it;

(h)	to an “agreement” includes any document or deed, an arrangement and any other kind of commitment; and

(i)	to a “right” includes a power, a remedy and discretion.
1.3	Interpretation
In this Agreement, unless the context otherwise requires:
(a)	words importing the plural include the singular and vice versa;

(b)	words importing a gender include every gender; and

(c)	the words “other”, “including” and “in particular” do not limit the generality of any preceding words and are not to be construed as being limited to the same class as the preceding words where a wider construction is possible.
1.4	Headings and Contents
The headings and the tables of contents in this Agreement do not affect its interpretation.
1.5	Schedules
This Agreement includes its Schedules and any reference to a paragraph is a reference to the paragraph of the relevant Schedule.
1.6	Joint and Several Liability
All undertakings, obligations and other liabilities of the Sellers under this Agreement are joint and several and, if a Seller ceases to be bound in any respect, that will not affect the liability of the other Seller.
1.7	Knowledge
A reference in this Agreement to a person’s knowledge, information, belief or awareness (and similar expressions):
(a)	is a reference to the best of the knowledge, information, belief or awareness of that person; and

(b)	is deemed to include knowledge, information, belief or awareness which each such person would have if the person had made all reasonable enquiries.
2.	Sale and Purchase
2.1	Sale and Purchase
Each of the Sellers shall sell the Sale Shares set out opposite his respective name in column (2) and column (3) of Schedule 1 below free from all Encumbrances and with all rights now attached to the Sale Shares including the right to receive all dividends and other distributions declared, made or paid on or after the Accounts Date, and the Purchaser relying on the representations, warranties, undertakings and indemnities of the Sellers contained or referred to in this Agreement shall purchase the Sale Shares with effect from Completion.
2.2	Pre-emption Rights
Each of the Sellers waives, and will procure that any other person (including any other transferor of the legal interest in the Sale Shares) waives, any right of pre-emption which each may have in respect of the Sale Shares, whether pursuant to the Articles of Association of the Company or otherwise howsoever arising.
3.	Consideration and Other Payments
3.1	Consideration
The Cash Consideration which shall be apportioned to the Sellers as set out in column (4) of Schedule 1 which shall be satisfied in the following manner:
(a)	by the payment to the Sellers of US$2,380,000 at Completion;

(b)	by the payment to the Escrow Agent of US$420,000 at Completion, which shall be held subject to the provisions of Clause 3.4.
3.2	Contingent Consideration

The Sellers shall be entitled to receive contingent earn out payments (“Earn Out Payments”) which shall be paid subject to and in accordance with the provisions of Schedule 9 and which shall be apportioned to the Sellers as set out in column (4) of Schedule 1.
3.3	Set-off

In the event that the Purchaser has any claim or claims against any of the Sellers under this Agreement or any Other Document, it shall be entitled, to the fullest extent afforded by law, without prejudice to any other rights that it may have, be entitled to deduct and set off the relevant amount of any such claim from and against any future amounts of Consideration and Contingent Consideration due to the Sellers following the date of notification by the Purchaser to the relevant Sellers of any such claim. Any amount deducted from or set off against any portion of the Consideration and Contingent Consideration shall be deemed paid by the Purchaser.

3.4	Escrow Funds
(a)	Unless the Purchaser serves a Claim Notice on the Sellers pursuant to Clause 3.4(b), the Sellers and the Purchaser shall instruct the Escrow Agent to release the Escrow Funds to the Sellers on the day which falls 12 months after the Completion Date (or, if not a Business Day, on the next following Business Day).

(b)	In the event that the Purchaser or either of the Companies makes any claim (hereinafter called a “Claim”) against the Sellers under this Agreement or the Tax Deed then it shall notify the Escrow Agent and send to the Sellers a copy of such written notification. Following such notification (which shall hereafter be referred to as a “Claim Notice”), the parties shall not instruct the Escrow Agent to release any Escrow Funds which would otherwise have been released pursuant to Clause 3.4(a) (but only to the extent that such release would mean that the remaining Escrow Funds after such release are insufficient to cover the amount of the Claim) until the earlier of:-

(i)	the satisfaction in full of the Claim by the Sellers; or

(ii)	the settlement of the Claim by the said parties; or

(iii)	the withdrawal of the Claim by the Purchaser or the relevant Company (as the case may be); or

(iv)	a court order being issued (which is not subject to a right of appeal or, if subject to a right of appeal, notice of appeal has not been duly served by the Purchaser within 60 days of such order) confirming that the Sellers are not liable to the Purchaser or relevant Company in respect of the Claim, following which the parties shall jointly instruct the Escrow Agent to recommence release of the Escrow Funds in accordance with the provisions of Clause 3.4(a).
(c)	In the event that there is a failure by the Sellers fully to pay their liabilities in respect of a Claim against them, where the Claim is acknowledged agreed or undisputed by the Seller, or is awarded by a court order (which is not subject to a right of appeal or, if subject to a right of appeal, notice of appeal has not been duly served by the Sellers within 60 days of such order) then the Sellers and the Purchaser shall instruct the Escrow Agent to release Escrow Funds as is necessary for the proceeds thereof to satisfy the Claim in full (or, in the event that there are insufficient Escrow Funds, all remaining Escrow Funds). If, following the satisfaction in full of a Claim hereunder, there remain any Escrow Funds, the same shall remain available for release in accordance with Clause 3.4(a). For the avoidance of doubt, in the event that the Escrow Funds are insufficient to discharge all liabilities pursuant to the Claim, the Sellers shall continue to be liable in respect of the balance of the Claim.
3.5	Form of Payment

Any payment to be made under this Clause 3 will be made by banker’s draft drawn on a bank in Hong Kong or by telegraphic transfer to the accounts as set out in Schedule 1 or by such other method as the Purchaser and the Sellers agree in writing.

4.	Completion

Completion will take place at the offices of Messrs. Johnson Stokes & Master, Solicitors, of 17th Floor, Prince’s Building, 10 Chater Road, Hong Kong (or at such other place as the Sellers and the Purchaser may agree in writing) on the date hereof, or such other date as the Sellers and the Purchaser may agree in writing. At Completion, the business set out in Schedule 8 will be transacted.

5.	Warranties and Indemnities

5.1	Warranties

In consideration of the Purchaser agreeing to purchase the Sale Shares on the terms contained in this Agreement, the Sellers warrant and represent to the Purchaser that the statements set out in Schedule 4 are true and accurate as at the date of this Agreement and that such statements shall continue to be true and accurate on each day up to and including the Completion Date with reference to the facts and circumstances subsisting from time to time and any reference made to the date of this Agreement (whether express or implied) in relation to any Warranty will be construed in relation to any such repetition as a reference to each such day.

5.2	Reliance on Warranties

Each of the Sellers acknowledges and accepts that the Purchaser is entering into this Agreement in reliance upon each of the Warranties and that the Warranties have been given as a representation and with the intention of inducing the Purchaser to enter into this Agreement, notwithstanding any investigations which the Purchaser, its agents or advisers may have made.

5.3	Payment for Breach of Warranty

Without prejudice to the right of the Purchaser to claim on any other basis or take advantage of any other remedies available to it, if any Warranty is breached or proves to be untrue or misleading, the Sellers undertake to the Purchaser, at the Purchaser’s option, either:
(a)	to pay to the Purchaser or a Company (as the Purchaser shall direct) on demand an amount equal to the amount by which the amount of any liability (whether existing, prospective or contingent) or the value of any asset (whether existing, prospective or contingent) of the relevant Company is respectively greater or less than it would have been if the Warranty had been true and not misleading or not breached; or

(b)	to pay to the Purchaser on demand an amount equal to the amount by which the value of the Sale Shares is less than it would have been if such Warranty had been true and not misleading or breached.
5.4	Indemnity

The Sellers undertake to indemnify the Purchaser against any reasonable costs or expenses (including all reasonable legal costs of a solicitor on an own client basis), expenses or other liabilities which it may incur in connection with:
(a)	any legal proceedings in which the Purchaser claims that any of the Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(b)	the enforcement of any such judgment given for the Purchaser.

5.5	Separate Warranties
Each of the Warranties is to be construed as a separate Warranty and (except where this Agreement expressly provides otherwise) is not to be limited or restricted by reference to or inference from the terms of any other Warranty or any other terms of this Agreement.
5.6	Benefit of Warranties
Any rights to which the Purchaser may be or becomes entitled by reason of any of the Warranties and all remedies which may be available to the Purchaser in consequence of any of the Warranties being untrue, misleading or breached will enure for the benefit of any holding company of the Purchaser or any subsidiary of any such holding company which is the beneficial owner for the time being of the Sale Shares. Accordingly, any loss which is sustained by such beneficial owner for the time being of the Sale Shares in consequence of any of the Warranties being untrue, misleading or breached will be deemed to be that of the Purchaser and the Purchaser may bring proceedings and exercise any other remedy on the footing that it has been the beneficial owner of the Sale Shares at all times from Completion.
5.7	Sellers’ Obligations
(a)	The Sellers will ensure that each Company does not do anything or does not omit to do anything which would, at any time before or after Completion, be materially inconsistent with the Warranties, breach any Warranty or make any Warranty untrue or misleading.
(b)	Each of the Sellers undertakes that he will from time to time and at any time, whether before or after Completion immediately disclose in writing to the Purchaser any event, fact or circumstance which may become known to him after the date of this Agreement and which is materially inconsistent with any of the Warranties or which could reasonably be expected materially to affect a purchaser for value of the Sale Shares or which may entitle the Purchaser to make any claim under this Agreement.
5.8	Purchaser’s Remedies
If, on or before the Completion Date:
(a)	the Purchaser considers that a Warranty has been breached, is untrue or misleading that is material to the sale of the Sale Shares;

(b)	the Sellers have breached any other term of this Agreement that is material to the sale of the Sale Shares;

(c)	there is a material adverse change in the business, operations, assets, position (financial, trading or otherwise) or profits of the Companies after the date of this Agreement; or

(d)	a contract which is material to the Companies is terminated or its terms are materially and adversely changed before Completion, then the Purchaser may by notice to the Sellers (without prejudice to any other rights it may have in relation to the breach) either elect to proceed to Completion or terminate this Agreement (in which event the provisions of Clause 7 will apply).
5.9	Matters Disclosed
The Warranties are qualified by reference to those matters Disclosed. The Sellers will not be liable to the Purchaser in respect of the Warranties to the extent of matters Disclosed. No other knowledge relating to the Companies (actual, constructive or imputed) prevents or limits a claim made by the Purchaser for a breach of Clause 5.1. The Sellers may not invoke the Purchaser’s knowledge (actual, constructive or imputed) of a fact or circumstance which might make a Warranty untrue, inaccurate or misleading as a defence to a claim for a breach of Clause 5.1.
5.10	Time Limit on Warranty Claims
(a)	The Sellers will not be liable under any of the Warranties unless notice of a claim under the Warranties specifying in reasonable detail and to the extent possible the event or default to which the claim relates and the nature of the breach and amount claimed has been received by the Sellers not later than the expiry of:
(i)	the period of 36 months following the Completion Date (in the case of a liability relating to a matter other than Taxation); or
(ii)	in the case of a liability arising from a matter relating to Taxation within six months following the date on which the relevant statute of limitations would apply so as to prevent the making of the claim in question against the relevant Company.
(b)	Any claim in respect of which notice has been given in accordance with Clause 5.10(a) will be deemed to have been irrevocably withdrawn and lapsed if (not having been previously satisfied, settled or withdrawn) proceedings in respect of such claim have not been issued and served on the Sellers not later than the expiry of the period of 6 months after the date of such notice (or, in case of a breach of any of the Warranties which arises by reason of some liability which, at the time of such notice of claim, is contingent only or cannot be quantified, not later than the expiry of the period of 6 months after the date on which such liability ceases to be contingent or becomes capable of being quantified).
5.11	Lower Limits on Warranty Claims
The Sellers will only be liable in respect of any one claim under the Warranties if:
(a)	the amount finally adjudicated or agreed as being payable in respect of such individual claim is in excess of US$10,000 (provided however that claims which are similar in nature and/or arise out of a similar subject matter will for the purposes of this Clause be construed as a single individual claim); and
(b)	the aggregate amount finally adjudicated or agreed as being payable in respect of all such claims referred to in Clause 5.11(a) is in excess of US$50,000 in which event, the Sellers will be liable for the whole amount and not merely for the excess.
5.12	Upper Limit on Liability for Warranty Claims
The total liability of each of the Sellers for claims made under this Agreement and the Other Documents including pursuant to the Warranties will not exceed the amount of the Consideration payable to the Sellers.
5.13	Changes in Legislation
The Sellers will not be liable under the Warranties to the extent that any depletion, diminution or reduction in the value or amount of any of the assets of any Company occurs as a result of or is otherwise attributable to any legislation not in force at the date of this Agreement or any change of law or administrative practice which take effect retroactively or occurs as a result of any increase in the rates of Taxation in force at the date of this Agreement;
5.14	Satisfaction of Equivalent Claims under Tax Deed
The Sellers will not be liable for a breach of any of the Warranties to the extent that the loss suffered by the Purchaser or any Company also gives rise to an equivalent claim under the Tax Deed and the Sellers have satisfied such equivalent claim. The Sellers will not be liable for a claim under the Tax Deed to the extent that an equivalent claim has been made under the Warranties and the Sellers have satisfied such equivalent claim.
5.15	No Claims by Sellers Against the Group
The Sellers waive and undertake not to make any claim against any Company or any director, employee or officer of any Company (other than in relation to fraud) in respect of any misrepresentation, inaccuracy or omission in or from information supplied or provided by any such person in connection with this Agreement (including the Warranties) and/or the contents of the Disclosure Letter.
5.16	Fraud or Dishonesty
The provisions of Clauses 5.9 to 5.12 will not apply in the event of fraud or dishonesty on the part of the Sellers.
5.17	Gross up for Taxation
If in respect of or in connection with any breach of any of the Warranties, any amount payable to the Purchaser by the Sellers is subject to Taxation, such additional amounts will be paid to the Purchaser by the Sellers so as to ensure that the net amount received by the Purchaser is equal to the full amount payable to the Purchaser under this Agreement.
6.	Protection of the Purchaser’s Interest
6.1	Confidential Information
(a)	Before and after Completion, the Sellers:
(i)	may not use or disclose to any person any Confidential Information belonging to a Company or otherwise relating to the Business which they have obtained by reason of their ownership of the Sale Shares or shares in any holding company or directorship of any Company; and

(ii)	will make every effort to prevent the use or disclosure of Confidential Information.
(b)	Clause 6.1(a) does not apply to:
(i)	disclosure of Confidential Information to a director or employee of the Purchaser or a Company whose function requires him to have the Confidential Information;

(ii)	disclosure of Confidential Information to a professional adviser for the purpose of advising the Sellers but only on terms that the provisions of Clause 6.1 applies to the use or disclosure by the adviser of such Confidential Information;

(iii)	Confidential Information which has become public knowledge otherwise than, directly or indirectly, through the Sellers’ breach of Clause 6.1; or

(iv)	disclosure of Confidential Information required by law or regulation (and then if and to the extent practicable only after consulting and taking into account the reasonable requirements of the Purchaser).
6.2	Non-Competition
Each of the Sellers undertakes severally with the Purchaser (for itself and as trustee for each Company) that he will not, without the written consent of the Purchaser (which will only be withheld to protect the legitimate interests of the Purchaser and the Companies), whether directly or indirectly and either alone or in conjunction with, or on behalf of, any other person, and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise:
(a)	during the Restraint Period, canvass, solicit or approach, or cause to be canvassed, solicited or approached, for orders any person who at any time during the 12 months immediately preceding the Completion Date is or was:

(i)	negotiating with any Company for the supply by any such company of goods or services;

(ii)	a client or customer of any Company; or

(iii)	in the habit of dealing with any Company,
where the orders relate to goods and/or services which are competitive with or of the type supplied by any Company at any time during the 12 months immediately preceding the Completion Date;
(b)	during the Restraint Period, interfere, or seek to interfere, with the continuance of supplies to any Company from any supplier who has been supplying goods and/or services to any such company at any time during the 12 months immediately preceding the Completion Date if such interference causes or would cause that supplier to cease supplying, or materially reduce its supply of, those goods and/or services to any such company;

(c)	during the Restraint Period, either on its own account or in conjunction with or on behalf of any person, firm or company, carry on or participate or have an interest in, anywhere in the Territory, any business comprised in the Business and/or any other business which competes directly or indirectly with the Business; and

(d)	during the Restraint Period, either on its own account or in conjunction with or on behalf of any person, firm or company, employ or solicit or endeavour to entice away from any Company any person who to his knowledge is at the date of this Agreement or has been during the 6 months preceding the date of this Agreement an employee of any such company and whether or not such person would commit a breach of contract by reason of leaving service or office.
6.3	Separate Undertakings
Each of the undertakings in Clauses 6.1 and 6.2 is a separate and independent undertaking. If one or more of those undertakings is held to be void or unenforceable, the validity of the remaining undertakings will not be affected.
6.4	Restrictions Fair and Reasonable
The Sellers agree that:
(a)	the restrictions and undertakings contained in Clauses 6.1 and 6.2 are reasonable and necessary for the protection of the Purchaser’s legitimate interests in the goodwill of the Companies; and

(b)	if any such restrictions or undertakings are found to be void or voidable, but would be valid and enforceable if some part or parts of the restriction or undertaking were deleted, such restriction or undertaking will apply with such modifications as may be necessary to make it valid and enforceable.

The Sellers agree and acknowledge that the Restraint Period is in addition to any other period of restraint contained in the Employment Agreements. Without prejudice to any other provision in this Agreement, the Sellers further agree and acknowledge that the Consideration represents full consideration for the Sellers entering into the restrictions and undertakings during the Restraint Period as set forth in Clause 6.2.
6.5	Void Provisions
Without prejudice to Clause 6.4, if any restriction or undertaking is found by any court or other competent authority to be void or unenforceable the parties to the relevant restriction or undertaking will negotiate in good faith to replace such void or unenforceable restriction or undertaking with a valid provision, which, as far as possible, has the same legal and commercial effect as that which it replaces.
6.6	Remedies
The parties acknowledge that since damages or an account of profits will not be an adequate remedy for a breach of the obligations in Clauses 6.1 and 6.2, a party is entitled to an injunction to prevent a breach or continued breach.
7.	Termination
If this Agreement is terminated pursuant to Clause 5.8 then all rights and obligations of the parties will cease immediately upon termination except that:
(i)	termination will not affect the then accrued rights and obligations of the parties (including the right to damages for the breach, if any, giving rise to the termination and any other pre-termination breach by either party/any of the parties); and

(ii)	termination will be without prejudice to the continued application of Clause 14 (and all provisions relevant to the interpretation and enforcement thereof), which will remain in full force and effect.
8.	Entire Agreement
This Agreement and the Other Documents contain the entire agreement between the parties as to their subject matter and supercede any previous agreements between the parties relating to their subject matter.
9.	Remedies Cumulative
The rights of the parties under this Agreement are cumulative and do not exclude or restrict any other rights (except as otherwise provided in the Agreement).
10.	No Waiver
No failure or delay by a party to exercise any right under this Agreement or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right. Notwithstanding any rule of law or equity to the contrary, any release, waiver, compromise or any other arrangement of any kind whatsoever which the Purchaser may agree to or effect in relation to any one of the Sellers in connection with this Agreement, and, in particular, the Warranties, shall not affect the rights and remedies of the Purchaser as regards the other Seller.
11.	Time of the Essence
Time is of the essence of this Agreement as regards any time, date or period specified for the performance of an obligation.
12.	Severance
If any provision of this Agreement is not or ceases to be legal, valid, binding and enforceable under the law of any jurisdiction, neither the legality, validity, binding effect or enforceability of the remaining provisions under that law nor the legality, validity, binding effect or enforceability of that provision under the law of any other jurisdiction will be affected.
13.	Amendments
No amendment to this Agreement will be effective unless in writing and executed by all the parties.
14.	Announcements and Restrictions on Disclosure
14.1	Announcements
No public announcement, circular or communication of any kind will be made or issued, in respect of the subject matter of this Agreement by the Sellers or the Companies except with the prior written consent of the Purchaser.
14.2	Restrictions on Disclosure
No party to this Agreement will disclose (and will ensure that none of its directors, officers, employees or agents discloses) any term of this Agreement or of any Other Document, the negotiations leading up to this Agreement or the transactions or arrangements contemplated or referred to in this Agreement (including the fact that this Agreement has been entered into between the parties) or any confidential information belonging to any other party except where:
(a)	the prior written consent of the other parties has been obtained such consent not to be unreasonably withheld or delayed and which consent may be given either generally or in a specific case or cases and may be subject to conditions;

(b)	disclosure is reasonably necessary for the performance of that party’s obligations under this Agreement or any Other Document in which case each of the other parties will be informed of such disclosure and the disclosing Party will procure that such disclosure is limited to the extent of such necessity;
(c)	the information has entered into the public domain but not because of a breach or default by that party;

(d)	disclosure is made for a proper purpose to the senior management of the Purchaser Group;

(e)	disclosure is to that party’s legal advisers, accountants or bankers or their respective legal advisers and that party has informed the recipient of the restrictions on disclosure contained in this Clause 14.2 and that party will be responsible for any breach of the provisions of this Clause 14.2 by or caused by, the recipient; or

(f)	disclosure is required by law; or

(g)	disclosure is made by any member of the Purchaser Group for any reasonable purpose and in accordance with the laws, regulations or rules of any regulatory authority or stock exchange to which the relevant member of the Purchaser Group is subject.
14.3	Remedies
The parties acknowledge that since damages or an account of profits will not be an adequate remedy for a breach of the obligations in Clauses 14.1 and 14.2, a party is entitled to an injunction to prevent a breach or a continued breach.
14.4	Continuing Effect of Restrictions
The restrictions contained in Clauses 14.1 and 14.2 will apply before and after Completion and will continue to bind the parties even if this Agreement is rescinded or terminated.
15.	Further Assurance
Each party will do and will use reasonable endeavours to procure any third party to do whatever is necessary to give effect to this Agreement and any Other Document.
16.	Counterparts
This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which is an original but, together, they constitute one and the same agreement.

17.	Successors and Personal Representatives
This Agreement is binding on the successors of each party and, where applicable, the personal representatives of a party.
18.	Assignment
No party may assign any of the rights or obligations of that party under this Agreement without the prior written consent of each other party to this Agreement (such consent not to be unreasonably conditioned, withheld or delayed).
19.	Survival
Any provision of this Agreement which is capable of being performed after but which has not been performed at or before Completion and all Warranties and indemnities and other undertakings contained in or entered into pursuant to this Agreement will remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).
20.	Stamp Duty and Expenses
20.1	Stamp Duty
All or any stamp duty payable on the instruments of transfer and bought and sold contract notes in respect of the purchase of the Sale Shares will be borne by the Purchaser. After Completion, the Purchaser will procure that the instruments of transfer and bought and sold contract notes relating to the purchase of the Sale Shares are duly stamped.
20.2	Expenses
Each of the parties is responsible for that party’s own legal and other expenses incurred in the negotiation, preparation and completion of this Agreement and any Other Document.
21.	Notices
21.1	In Writing and Methods of Delivery
Every notice or communication under this Agreement must be in writing and may, without prejudice to any other form of delivery, be delivered personally or sent by post or transmitted by fax.
21.2	Authorised Addresses and Numbers
(a)	In the case of posting, the envelope containing the notice or communication must be addressed to the intended recipient at the authorised address of that party and must be properly stamped or have the proper postage prepaid for delivery by the most expeditious service available (which will be airmail if that service is available) and, in the case of a fax, the transmission must be sent to the intended recipient at the authorised number of that party.

(b)	Subject to Clause 21.3, the authorised address and fax numbers of each party, for the purpose of Clause 21, are as follows:
Mr. Venus
Address: Apartment A2, 5/F, University Heights, 42-44 Kotewall Road, Hong Kong
Fax: 852 2525 3487
For the attention of Anthony Venus
Mr. Mirza
Address: 110 Holland Avenue, #02-09 Warner Court, Singapore 278966
Fax: 65-6324 5941
For the attention of Ali Mirza
HARRIS INTERACTIVE ASIA LIMITED
Address: c/o Harris Interactive International Inc., 60 Corporate Woods,
Rochester, NY 14623, U.S.A.
Fax: +(1) 585.272.7258
For the attention of: General Counsel
HARRIS INTERACTIVE INTERNATIONAL INC.
Address: 60 Corporate Woods, Rochester, NY 14623, U.S.A.
Fax: +(1) 585.272.7258
For the attention of: General Counsel
21.3	Notification of Changes
No change in any of the particulars set out in Clause 21.2(b) will be effective against a party until it has been notified to that party.
21.4	Deemed Giving of Notice and Receipt
A notice or communication will be deemed to have been duly given and received:
(a)	on personal delivery to any director or the secretary of an addressee or on a business day to a place for the receipt of letters at that addressee’s authorised address;

(b)	in the case of posting, where the addressee’s authorised address is in the same country as the country of posting, at 10 a.m. (local time at the place where the address is located) on the second business day after the day of posting;

(c)	in the case of posting, where the addressee’s authorised address is not in the same country as the country of posting, at 10 a.m. (local time at the place where that address is located) on the fifth business day after the day of posting; and

(d)	in the case of a fax, on issue to the sender of an O.K. result confirmation report or, if the day of issue is not a business day, at 10 a.m. (local time where the authorised fax number of the intended recipient is located) on the next business day.
21.5	Business Days
For the purpose of Clause 21.4, a “business day” means a day which is not a Saturday or a Sunday or a public holiday in the country of posting or transmission or in the country where the authorised address or fax number of the intended recipient is located and, where a notice is posted, which is not a day when there is a disruption of postal services in either country which prevents collection or delivery.
22.	Law and Jurisdiction

22.1	Governing Law
This Agreement is governed by and will be construed in accordance with the laws of Hong Kong.
22.2	Jurisdiction
The parties submit to the non-exclusive jurisdiction of the Hong Kong courts and each party waives any objection to proceedings in Hong Kong on the grounds of venue or inconvenient forum.
23.	Guarantee

23.1	Performance Guarantee
The Guarantor guarantees to the Sellers the performance of the Purchaser’s obligations in accordance with this Agreement.
23.2	Payment Guarantee
The Guarantor guarantees to pay, on demand, any sum which the Purchaser fails to pay to the Sellers in accordance with this Agreement.
23.3	Continuing Guarantee
This is a continuing guarantee which will remain in force until all the Purchaser’s obligations under this Agreement have been fulfilled.

23.4	Liability Unaffected
The Guarantor’s liability under this Clause 23 will not be discharged or affected by any act, omission or circumstance which, but for this provision, would discharge the Guarantor to any extent, including any legal limitation, disability or incapacity or any amendment, waiver or release affecting any of the parties, any other person, this Agreement or any Other Document or any change in the constitution of the Guarantor.
23.5	No Claims against the Seller
The Guarantor will not exercise any rights of subrogation, contribution, indemnity or set-off or counterclaim against the Purchaser so long as any obligation of the Purchaser under this Agreement remains unfulfilled.
23.6	Guarantor’s Payments
Payments by the Guarantor will be made without set-off, counterclaim, withholding or condition of any kind.
23.7	Guarantor as Principal Debtor and Indemnity
Any guaranteed moneys shall be recoverable from the Guarantor as principal debtor, by way of indemnity, on the Sellers’ demand. At no time prior to making a claim and/or executing under the guarantee set forth in this Clause 23, the Sellers and/or each of them shall not be obliged to commence action or seek recovery against the Purchaser first before claiming against the Guarantor.

Schedule 1
(omitted for filing purposes)

Schedule 2
Part 1 — Basic Information Concerning the First Company

Name of Company:	Marketshare Limited

Registered number:	954680

Former name:	n/a

Date of Incorporation:	9th March 2005

Place of Incorporation:	Hong Kong

Registered office:	Room 1101, 11th Floor, Beautiful Group Tower, 77 Connaught
Road Central, Hong Kong

Authorised share capital:	HK$10,000 divided into 10,000 Shares

Issued share capital:	2 Shares in the name of:
Mohammad Ali Mirza (1 share)
Anthony Peter Venus (1 share)

Directors:	Mohammad, Ali Mirza
Anthony Peter Venus

Secretary:	T.N Secretaries & Consultants Ltd.

Auditors:	W.Wong & Co.

Financial Year End:	30 September

Part 2 — Basic Information Concerning the Second Company

Name of Company:	Marketshare Pte. Ltd

Registered number:	200307522D

Former name:	n/a

Date of Incorporation:	7th August 2003

Place of Incorporation:	Singapore

Registered office:	333 North Bridge Road, #04-00 KH KEA Building, Singapore 188721

Authorised share capital:	S$100,000 divided into 100,000 Shares

Issued share capital:	100,000 Shares in the name of:
Mohammad Ali Mirza (50,000 shares)
Anthony Peter Venus (50,000 share)

Directors:	Mohammad, Ali Mirza
Anthony Peter Venus

Secretary:	N/A

Auditors:	N/A

Financial Year End:	31 December

Schedule 3
(omitted for filing purposes)

Schedule 4
The Warranties
1.	The Shares
(a)	Each of the Sellers is the sole legal and beneficial owner of the Sale Shares set out in Schedule 1 and is entitled to sell and transfer and will at Completion sell and transfer the full legal and beneficial ownership of such Sale Shares to the Purchaser or its nominees free from all Encumbrances and with all rights now and hereafter relating to such Sale Shares.

(b)	There are no Encumbrances on, over or affecting any of the Sale Shares or any part of the issued or unissued share capital of each Company. There is no agreement or commitment to give or create any Encumbrance. No claim has been made by any person to be entitled to any Encumbrance which has not been waived in its entirety or satisfied in full.

(c)	The First Shares comprise the whole of the issued and allotted share capital of the First Company and the Second Sale Shares comprise the whole of the issued and allotted share capital of the Second Company. All of the Sale Shares are fully paid up or credited as fully paid up and have been properly and validly allotted and issued.

(d)	There is no agreement or commitment outstanding which calls for the transfer, allotment or issue of or accords to any person the right to call for the transfer, allotment or issue of any shares or debentures for either Company (including any option or right of pre-emption or conversion). No claim has been made by any person to be entitled to any such agreement or commitment.

(e)	The Company has no shareholding or other interest in any other company, partnership, firm or other entity.

(f)	The Company has not repaid, redeemed or purchased any of its share capital or issued any share capital as paid up otherwise than by receipt of consideration therefor.

(g)	The Company has not been directly or indirectly engaged or involved in any scheme of reconstruction or amalgamation or any reorganisation or reduction of share capital or conversion of securities nor has the Company transferred any business carried on by it.

(h)	No consent of any third party is required to be obtained in respect of the sale of the Sale Shares.

(i)	The obligations of the Sellers under this Agreement and each document to be executed at or before Completion are, or when the relevant document is executed, will be binding in accordance with their terms.

2.	Accuracy and Adequacy of Information
(a)	The information given in the Schedules is true and accurate in all respects and is not misleading because of any omission or ambiguity or for any other reason.

(b)	The copy of the Memorandum and Articles of Association (or equivalent document) of the Company provided to the Purchaser is complete and accurate in all respects, has attached to it copies of all resolutions and other documents required by law to be so attached and fully set out the rights and restrictions attaching to each class, if any, of the share capital of the Company.

(c)	All the accounts, books, ledgers and financial and other records of the Company have been properly kept in accordance with normal business practice and are in the possession of the Company or under its control and all transactions relating to its business have been duly and correctly recorded therein and there are as at the date of this Agreement no inaccuracies or discrepancies of any kind contained or reflected in such accounts, books, ledgers and financial and other records and at the date of this Agreement they are sufficient to give a true and accurate view of the state of the Company’s affairs and to explain its transactions.

(d)	The statutory books (including all registers and minute books) of the Company have been properly kept and contain (in respect of matters up to but not including Completion) an accurate and complete record of the matters which should be dealt with in those books and contain no inaccuracies or discrepancies of any kind and no notice or allegation that any of them is incorrect or should be rectified has been received.

(e)	All information in the Disclosure Letter is true and accurate in all respects and all copies of documents supplied have been true and complete copies of such documents.
3.	Compliance with Legal Requirements
(a)	Compliance has been made with all legal and procedural requirements and other formalities in connection with the Company concerning:
(i)	its Memorandum and Articles of Association or other constitutional documents (including all resolutions passed or purported to have been passed);

(ii)	the filing of all documents required by the Companies Ordinance or the Companies Act Chapter 50 of Singapore or equivalent legalisation or other appropriate legislation to be filed with the Registrar of Companies in Hong Kong or Singapore or other appropriate regulatory bodies;

(iii)	issues of shares, debentures or other securities;

(iv)	payments of interest and dividends and making of other distributions and

(v)	directors and other officers.
(b)	The Company is empowered and duly qualified to carry on its business in such countries in which it operates.

(c)	There has been no breach by the Company or by the Sellers or by any of their respective officers or employees (in their capacity as such) of any legislation or regulations affecting the Company or its business.

(d)	No Company is in breach of any legal or regulatory requirement relating to the identity and nationality of shareholders and any nominee structure in relation to the shares in either Company is legally effective.
4.	Accounts and Assets and Liabilities
(a)	The Audited Accounts:
(i)	comply with the requirements of all applicable legislation;

(ii)	were prepared on the same basis and in accordance with the same accounting policies consistently applied as the audited accounts of the First Company prepared in the two preceding years and in accordance with Hong Kong GAAP;

(iii)	are complete and accurate in all respects and in particular make full provision for all established liabilities or make proper provision for (or contain a note in accordance with good accounting practice respecting) all deferred or contingent liabilities (whether liquidated or unliquidated) at the date thereof including deferred Taxation where appropriate;

(iv)	give a true and fair view of the state of affairs and financial position of the First Company at the Accounts Date thereof and of the First Company’s results for the financial period ended on such date; and

(v)	are not adversely affected by any unusual or non-recurring items which are not disclosed as such in the Audited Accounts.
(b)	The Proforma Accounts:
(i)	comply with the requirements of all applicable legislation;

(ii)	were prepared on the same basis and in accordance with the same accounting policies consistently applied as the Audited Accounts and in accordance with Singapore GAAP;

(iii)	are complete and accurate in all respects and in particular make full provision for all established liabilities or make proper provision for (or contain a note in accordance with good accounting practice respecting) all deferred or contingent liabilities (whether liquidated or unliquidated) at the date thereof including deferred Taxation where appropriate;
(iv)	give a true and fair view of the state of affairs and financial position of the Companies at June 30 2007 and of the Companies’ results for the financial period ended on such date; and

(v)	are not adversely affected by any unusual or non-recurring items which are not disclosed as such in the Proforma Accounts.
(c)	The Sing 2006 Accounts are complete and accurate in all respects, were compiled in accordance with the Singapore Standard on Related Services applicable to compilation engagements and give a true and fair view of the state of affairs and financial position of the Second Company at December 31 2006 and of the Second Company’s results for the financial period ended on such date.

(d)	The HK Management Accounts and the Sing Management Accounts are true and accurate in all respects and have been prepared on a basis consistent with that applied in previous periods.

(e)	The Company has no outstanding liability for Taxation of any kind which has not been provided for or is not provided for in the Accounts.

(f)	The Company has no capital commitment and is not engaged in any scheme or project requiring the expenditure of capital.

(g)	The Company owns and will own free from Encumbrance all its undertaking and assets shown or comprised in the relevant Accounts and all such assets are in its possession or under its control.

(h)	The assets owned by the Company together comprise all the assets necessary for the continuation of the business as now carried on by the Company and no asset acquired by the Company is surplus to requirements.

(i)	The Company holds no security (including any guarantee or indemnity) which is not valid and enforceable by the Company against the grantor thereof in accordance with its terms.

(j)	The Company does not have any liability (actual or potential) in respect of any sale, disposal or cessation of any company or business, nor are there outstanding any obligations or restrictions on the part of or which otherwise may continue to bind the Company in respect of any such sale, disposal or cessation of a company or business.

(k)	All of the debts which are reflected in the Accounts as owing to the Company (apart from bad and doubtful debts to the extent to which they have been provided for in the Accounts) or which have subsequently been recorded in the books of the Company have realised or will realise in the normal course of collection and within three months of Completion their full value as included in the Accounts or in the books of the Company, and no such debt nor any part of it has been outstanding for more than two months from its due date for payment.
5.	Events Since the Accounts Date

Since the Accounts Date:
(a)	the business of the Company has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the past, no fixed asset or stock has been written up nor any debt written off, and no unusual or abnormal contract has been entered into by the Company;

(b)	there has been no adverse change in the financial condition or prospects of the Company and the Company has entered into transactions and incurred liabilities solely in the ordinary course of trading;

(c)	no resolution of any members of the Company in general meeting has been passed other than resolutions relating to the business of the annual general meeting which was not special business;

(d)	the Company has not declared, paid or made and is not proposing to declare, pay or make any dividend or other distribution;

(e)	the financial year end of the First Company has not changed from September 30 and the financial year end of the Second Company has not changed from December 31;

(f)	no event has occurred which would entitle any third party (with or without the giving of notice) to call for the repayment of indebtedness prior to its normal maturity date;

(g)	no asset of the Company has been acquired or disposed of on capital account, or has been agreed to be acquired or disposed of, otherwise than in the ordinary course of business and the Company has not disposed of or parted with possession of any of its property, assets (including know-how) or stock in trade or made any payments, and no contract involving expenditure by it on capital account has been entered into by the Company, and no liability has been created or has otherwise arisen (other than in the ordinary course of business as previously carried on);

(h)	there has been no disposal of any asset (including stock) or supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which could be deemed to have been received for tax purposes;

(i)	no event has occurred which gives rise to a tax liability to the Company on deemed (as opposed to actual) income, profits or gains or which results in the

Company becoming liable to pay or bear a tax liability directly or primarily chargeable against or attributable to another person, firm or company; and
(j)	no remuneration (including bonuses) or benefit payable to any officer or employee of the Company has been increased nor has the Company undertaken any obligation to increase any such remuneration at any future date with or without retrospective effect.
6.	Contracts, Commitments and Financial and Other Arrangements
(a)	There are not now outstanding, nor will there be outstanding at Completion, with respect to the Company:
(i)	any contracts of service with directors or employees which cannot be terminated by one month’s notice or less or (where not reduced to writing) by reasonable notice without giving rise to any claim for damages or compensation (other than a statutory redundancy payment);

(ii)	any agreements or arrangements to which the Company is a party for profit sharing, share incentives, share options, incentive payments or payment to employees of bonuses;

(iii)	any obligation or arrangement to pay any pension, gratuity, retirement annuity or benefit or any similar obligation or arrangement in favour of any person;

(iv)	any agreement (whether by way of guarantee indemnity warranty representation or otherwise) under which the Company is under any actual or contingent liability in respect of:
(1)	any disposal by the Company of its assets or business or any part thereof except such as are usual in the ordinary and proper course of its normal day to day trading as carried on at the date of this Agreement; or

(2)	the obligations of any other person;
(v)	any contract to which the Company is a party which is of a long-term and non-trading nature or which contains any unusual or unduly onerous provision disclosure of which could reasonably be expected to influence the decision of a purchaser for value of any or all of the Sale Shares;

(vi)	any agreement entered into by the Company otherwise than by way of bargain at arm’s length;

(vii)	any arrangements (contractual or otherwise) between the Company and any party which will or may be terminated or prejudicially affected as a result of the sale of the Sale Shares or of compliance with any other provision of this Agreement; or

(viii)	any contract which restricts the freedom of the Company to carry on the business now carried on by it in any part of the world.
(b)	There is no invalidity, nor any grounds for determination, rescission, avoidance or repudiation, of any agreement to which the Company is a party.

(c)	Compliance with this Agreement does not and will not conflict with or result in the breach of or constitute a default under any agreement or instrument to which the Company is now a party or any loan to or mortgage created by the Company or relieve any other party to a contract with the Company of its obligations under such contract or entitle such party to terminate such contract, whether summarily or by notice.

(d)	Neither entering into nor completing this Agreement will or is likely to cause the Company to lose the benefit of any right or privilege it currently enjoys or any person who normally does business with or gives credit to the Company not to continue to do so on the same basis or any officer or senior employee of the Company to leave its employment.

(e)	No charges, rights of security or third party rights of any kind whatsoever have been created or agreed to be created or permitted to arise over any of the assets of the Company other than liens arising in the ordinary course of business.

(f)	The Company is under no obligation, nor is it a party to any contract, which cannot readily be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort.

(g)	The Company is not in breach of any fiduciary duties owing to customers or suppliers.

(h)	The Company is under no obligation, nor is it a party to any forward contract or other hedging arrangement relating to foreign currency.

(i)	The Company is not a party to nor has it any liability (present or future) under any loan agreement, debenture, guarantee, indemnity or letter of credit or leasing, hiring, hire purchase, credit sale or conditional sale agreement nor has it entered into any contract or commitment involving, or likely to involve, obligations or expenditure of an unusual or exceptional nature or magnitude.

(j)	There are no debts owing by the Company other than the debts which have arisen in the ordinary course of business or as are shown in the Accounts.

(k)	The Company has outstanding no bid or tender or sale or service proposal which, if accepted, would be likely to result in a loss to the Company.

(l)	Save for any guarantee or warranty implied by law, the Company has not given any guarantee or warranty, or made any representation, in respect of goods or services supplied or contracted to be supplied by it or accepted any liability or obligation that would apply after any such goods or services had been supplied by it.

(m)	The stock-in-trade held by the Company at the date of this Agreement is in good undamaged and merchantable condition.

(n)	No act or omission of the Company or any of the Sellers has initiated or prejudiced the ability of any Company to claim against any third party in respect of warranties and indemnities given to the Company in the context of an acquisition of shares or assets or business by any Company.
7. Insolvency
(a)	No receiver, manager or the like, has been appointed of the whole or any part of the assets or undertaking of the Company.

(b)	No petition has been presented, no order has been made and no resolution has been passed for the winding-up or dissolution of the Company or for a provisional liquidator to be appointed in respect of the Company.

(c)	The Company has not stopped payment nor is it insolvent or unable to pay its debts as they fall due.

(d)	No distress, execution or other process has been levied in respect of the Company.

(e)	No unsatisfied judgment, order, decree, award or decision is outstanding against the Company or for any person whose acts or defaults it may be vicariously liable.
8. Insurance
(a)	The Company has effected and maintains valid policies of insurance in an amount and to the extent that it is prudent to do so in the business carried on by the Company. All premiums due in respect of such policies of insurance have been paid in full and all the other conditions of the said policies have been performed and observed in full. Nothing has been done or omitted to be done whereby any of the said policies has or may become void or voidable and none of the said policies is subject to any special or unusual terms or restrictions or to the payment of any premium in excess of the usual rate.

(b)	No claim is outstanding either by the insurer or the insured under any of the said policies and no claim against the Company by any third party is outstanding in respect of any risk covered by any of the policies or by any policy previously held by the Company.

(c)	There are no circumstances which would or might entitle the Company to make a claim under any of the said policies or which would or might be required under any of the said policies to be notified to the insurers.

9. Litigation
The Company is not engaged (whether as plaintiff, defendant or otherwise) in any litigation or arbitration, administrative or criminal or other proceeding and no litigation or arbitration, administrative or criminal or other proceedings against the Company is pending, threatened or expected and there is no fact or circumstance likely to give rise to any such litigation or arbitration, administrative or criminal or other proceedings or to any proceedings against any director, officer or employee (past or present) of the Company in respect of any act or default for which the Company might be vicariously liable.
10. The Leasehold Property and the Leases
(a)	The Leases are all good, valid and subsisting and in no way have become void or voidable.

(b)	The Company has duly and promptly observed and performed all covenants, obligations, conditions and restrictions imposed upon the Company under the Leases.

(c)	All rent and other charges or payments payable under the Leases have been promptly paid as and when due and no rent has been paid in advance of the due date for payment.

(d)	The Company has not waived any covenant, obligation or restriction to be observed or performed by the Landlords.

(e)	No premiums have been paid by or agreed with the Company in connection with the Leases.

(f)	The Company has not agreed to the creation of any sub-tenancies of or licences to occupy the Leasehold Property or any part thereof and the Company is in actual occupation of the Leasehold Property on an exclusive basis.

(g)	No collateral assurances, undertakings or concessions or variations or modifications of the Leases have been agreed or made by the Company.

(h)	To the best knowledge and belief of the Sellers, the Landlords have performed and are not in breach of the covenants, conditions, obligations or restrictions imposed upon the Landlords under the Leases.

(i)	Any consents required for the grant of the Leases have been obtained from the mortgagee(s) of the Leasehold Property (if any) and placed with the relevant lease, tenancy agreement or licence.

(j)	The Leases have all been properly stamped and Forms CR109 (where appropriate) have been lodged with the Commissioner of Rating and Valuation within the prescribed time period and where terms have been conferred in excess of three years or where an option to renew or purchase has been granted they have been properly registered at the relevant Land Registry.

(k)	The terms of the Leases, any options to renew the Leases, all options of early termination and all rental payments and deposits paid or payable in respect of the Leases are fully and correctly set out in Schedule 3.

(l)	Save as disclosed in Schedule 3, there are no break clauses empowering the Landlords to terminate the Leases prior to their expiration and, in the event that such rights of early termination shall have been exercised by the Landlords prior to Completion, the Sellers shall procure that the Company shall promptly notify the Purchaser in writing.

(m)	There are no options to renew the Leases save as disclosed in Schedule 3 and no such options have been exercised by the Company nor shall such options be exercised by the Company prior to Completion save and except with the written consent or at the written direction of the Purchaser.

(n)	There are no reviews of rent or licence fees payable by the Company in respect of the Leases in the course of being determined.

(o)	The Leases contain no unusual conditions.

(p)	No notices to quit, Forms CR101 and other notices of termination of tenancy or other rights of possession or occupation required by law, if any, (collectively “Landlords’ Notices”) requiring to be served upon the Company so as to determine the Leases have been received by the Company and, in the event that any Landlords’ Notices are received prior to Completion, the Sellers shall procure that they are disclosed to the Purchaser and that the Company shall respond thereto only as directed by the Purchaser in writing.

(q)	The Leasehold Property comprises all the property occupied or otherwise used by the Company in connection with its business and all the estate, interest, right and title whatsoever of the Company in or in respect of any land or premises.

(r)	The Leasehold Property is occupied or otherwise used by the Company in connection with its business or, in the case of residential premises only, as residences for the employees of the Company. The present use of the Leasehold Property is not in contravention of any applicable laws, orders or official directions and there is no development thereon in contravention of such laws, regulations, orders or directions.

(s)	Nothing has been done or omitted on the Leasehold Property the doing or omission of which is a contravention of any applicable laws, regulations, orders or official directions.

(t)	The Leasehold Property is in good and substantial repair and fit for the purposes for which it is currently used.

(u)	There are no outstanding notices, complaints or requirements issued by any governmental body, authority of department or the Landlords to the Company in respect of the Leasehold Property. The Sellers undertake to notify the Purchaser promptly of any notice received by them or the Company, from any governmental body, authority of department or the Landlords relating to any of the aforesaid matters.

(v)	There are no planning or other proposals made or intended to be made by any governmental body, authority or department concerning the compulsory acquisition or resumption of the Leasehold Property or which would adversely affect the Leasehold Property or the present use thereof.

(w)	There are no outstanding actions, disputes, claims or demands between the Company and the Landlords or any third party affecting the Leasehold Property or any property neighbouring the Leasehold Property.

(x)	The Company has not mortgaged, charged or otherwise encumbered its interests under the Leases nor has the Company agreed to do.

(y)	The Company does not own any estate, interest, right or title in or in respect of any land or premises, save and except for its leasehold or tenancy interest in the Leasehold Property.
11. Delinquent Acts
The Company has not committed nor is it liable for any criminal, illegal, unlawful or unauthorised act or breach of any obligation whether imposed by or pursuant to statute, contract or otherwise.
12. Tax Returns
(a)	The Company has, in respect of all years of assessment since incorporation falling before the date of this Agreement, made or caused to be made all proper returns, and has supplied or caused to be supplied all information regarding taxation matters which it is required to make or supply to any revenue authority (wherever situated) and there is at the date hereof no dispute or disagreement nor is any contemplated with any such authority regarding the Company’s liability or potential liability to any tax or duty (including in each case penalties and interest) or regarding the availability to the Company of any relief from tax or duty.

(b)	The Company has sufficient records relating to past events during the years prior to the date of this Agreement to calculate the tax liability or relief which would arise on any disposal or realisation of any asset owned at the date of this Agreement.

(c)	The Company has submitted or will submit all claims and disclaimers which will be assumed to have been made for the purposes of the Accounts.
13. Anti-avoidance
The Company has not at any time been a party or otherwise involved in any transaction or series of transactions involving steps taken without any commercial or business purpose apart from the obtaining of a tax advantage.
14. Stamp and Other Duties
The Company has paid promptly all sums payable by it under the Stamp Duty Ordinance, the Companies Ordinance and any other Ordinance or legislation (in whatever country) and no sums are presently payable by the Company under any such Ordinance or legislation.
15. Employment
(a)	The Employees comprise all the employees of the Company. Full details of all Employees (showing name, salary, length of service and benefits) are set out in Schedule 6 and copies of their contracts of employment are appended to the Disclosure Letter.

(b)	There are no persons who provide full-time services to the Company who are not employees of the Company.

(c)	No employee or consultant or former employee or consultant of the Company has currently outstanding any claims against the Company whatsoever.

(d)	Full provision has been made in the Accounts for all and any compensation, severance payment or long service payment for which the Company is liable (including accrued entitlements) in respect of loss of office, wrongful dismissal, redundancy, unfair dismissal or termination or cessation of employment.

(e)	The Company is not paying, nor is it under any liability (actual or contingent) to pay or secure, any pension or other benefit on retirement, death or disability or on the attainment of a specified age or on the completion of a specified number of years of service or on termination of employment. No proposal has been announced to establish any retirement, death or disability benefit schemes for directors or employees nor are there any obligations to or in respect of present or former directors or employees with regard to retirement, death or disability pursuant to which the Company is or may become liable to make payments and no pension or retirement or sickness gratuity is currently being paid or has been promised by the Company to or in respect of any former director or former employee.

(f)	The Company has no outstanding undischarged liability to pay to any governmental or regulatory authority in any jurisdiction any contribution, taxation or other impose arising in connection with the employment or engagement of personnel by any company.

(g)	There is not in existence nor is the Company proposing to introduce any share incentive scheme, share option scheme or profit sharing scheme for all or any part of its directors or employees.

(h)	The Company is not a party to any agreement or arrangement with or does not have commitment to any trade unions or staff associations.

(i)	There is no outstanding claim against the Company by any person who is now or has been an officer or employee of the Company or any dispute between the Company and a material class of its employees.

(j)	There is not outstanding any contract or arrangement to which the Company is a party for the payment to any person or body of any consultancy or like fees.

(k)	The Company has not come to any arrangement pursuant to which any person is to receive any severance related or other payment as a result of the entering into of this Agreement.
16. Powers of Attorney
The Company has given no power of attorney or other authority (express, implied or ostensible) which is outstanding or effective to any person to enter into any contract or commitment on its behalf other than to its employees and the bankers of the Company to enter into routine trading contracts in the normal course of their duties.
17. Intellectual Property
(a)	Full details of all of the registered Intellectual Property Rights (including, without limitation, applications for registration) are set out in Part 1 of Schedule 7 and full details of all of the unregistered Intellectual Property Rights material for the carrying on of the business of the Company including, without limitation, all unregistered trade and/or service marks comprising part of the Intellectual Property Rights are set out in Part 2 of Schedule 7. All of such details are true and accurate in all respects.

(b)	Each of the Intellectual Property Rights is:
(i)	valid, subsisting and enforceable and nothing has been done or omitted to be done by which it may cease to be valid and enforceable;

(ii)	solely legally and beneficially owned by, or vested in or validly granted to, the Company and are not restricted in any way;

(iii)	used exclusively by the Company; and

(iv)	not, and will not be, the subject of a claim, opposition, or challenge from a person including, without limitation, an employee of the Company as to title or pursuant to sections 58 and 59 of the Patents Ordinance 1997 or section 14(2) of the Copyright Ordinance 1997 or otherwise.
(c)	In respect of all of the registered Intellectual Property Rights and all applications for registration, all renewal fees and steps required for their maintenance or protection have been paid and taken.

(d)	Nothing has been done or omitted to be done by which a person is or will be able to seek the cancellation, revocation, rectification or other modification of a registration of any of the Intellectual Property Rights or to acquire a compulsory licence thereunder.

(e)	In respect of all applications for the registration of any of the Intellectual Property Rights there are no circumstances known to the Sellers which would render such applications unacceptable to the Patents Registry, Trade Marks Registry or Designs Registry in Hong Kong or such other office or authority in any relevant jurisdiction in their current form.

(f)	No person has asserted any moral rights in respect of any of the Intellectual Property Rights used by the Company in relation to its business at any time prior to the date of this Agreement.

(g)	Full and accurate details of the terms of all licences or rights which have been granted by the Company relating to the Intellectual Property Rights are set out in the Disclosure Letter and there is and has been no breach nor is there any fact or matter which would or may give rise to such a breach of such licences or other rights.

(h)	The Company is not aware of nor has it at any time acquiesced in, nor authorised the use by any third party of any of the Intellectual Property Rights other than in accordance with the terms of the licences or other arrangements disclosed pursuant to warranty (g) above and there is, and has been, no infringement or threatened infringement of any of the Intellectual Property Rights.

(i)	There is and has been no proceedings or disputes in any jurisdiction concerning any of the Intellectual Property Rights and no proceedings concerning any of the Intellectual Property Rights is pending or threatened.

(j)	The processes and methods employed, the services provided, the products used, manufactured, dealt in or supplied and the business conducted on or before the date of this Agreement by the Company do not and at the time of being employed, provided, used, manufactured, dealt in or supplied or conducted, did not infringe the Intellectual Property or another person.

(k)	Full and accurate details of the terms of all licences or rights granted to the Company in respect of third party Intellectual Property are set out in the Disclosure Letter and there is and has been no breach nor is there any fact or matter which would or may create a breach of or otherwise permit termination of any such licences or rights. No notice to terminate any such licences or rights has been given or threatened.

(l)	The Company has not disclosed or agreed to disclose any of the Intellectual Property Rights in the nature of know-how or Confidential Information to any person other than its employees for the purpose of carrying on its business.

(m)	The Company is not a party to a confidentiality agreement or any other agreement which restricts the free use or disclosure of any information.

(n)	The Intellectual Property Rights comprise all the Intellectual Property necessary or desirable for the continuation of the business by the Company in the manner as presently conducted.
18. Arrangements Between the Company and the Sellers
(a)	No indebtedness (actual or contingent) and no contract or arrangement is outstanding between the Company on the one part and any of the Sellers on the other part. The Sellers have not entered into or agreed to enter into any guarantees in respect of the obligations or liabilities of either Company, nor has either Company entered into or agreed to enter into any guarantees in respect of the obligations or liabilities of either Seller.

(b)	None of the Sellers nor any person connected with them has any interest, direct or indirect, in any business other than that carried on by the Company which is or is likely to be or become competitive with the business or any proposed business of the Company.
19. Deductions and Withholdings
The Company has made all deductions in respect, or on account, of any tax from any payment made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted.
20. Computer Equipment
(a)	The Company has not experienced any material mechanical or software failure in respect of the Computer Equipment at any time and the Computer Equipment is effective and operational for the purposes for which it is currently used. The Computer Equipment has been satisfactorily maintained and supported and has the benefit of an appropriate maintenance and support agreement.

(b)	The Computer Equipment has adequate capability and capacity for the current requirements of the Company.

(c)	The individual components and items which together constitute the Computer Equipment are compatible with each other and not to any material extent redundant.

(d)	The employees of the Company include persons familiar with the Computer Equipment and competent in using it.

(e)	Disaster recovery plans are in effect and are adequate to ensure that the Computer Equipment can be replaced or substituted without material disruption to the business of the Company.

(f)	There are no restrictions relating to the use of the Computer Equipment (and, in particular, no arbitrary limitations are “embedded” in the software) which may prevent the Purchaser and the Company from using the Computer Equipment to the fullest extent following Completion.

(g)	Other than third party software used in relation to the Computer Equipment, the Company is the owner of all the items of equipment relating to the Computer Equipment and all of the records, systems, programs, controls, data, information or know how stored, maintained, operated by or relating to the Computer Equipment are held in the exclusive ownership and under the direct control of the Company and no other person has any claims or rights in respect of them.

(h)	The Company has not infringed the rights of any third party in using the Computer Equipment and such continued use by the Purchaser and the Company following Completion shall not involve any such infringement.

(i)	The Company has adequate procedures to ensure internal and external security of the Computer Equipment, including procedures for taking and storing on-site and off-site back-up copies of programs and data.
21. Grants and Allowances
The Company has not applied for or received any grant, allowance, aid or subsidy from any supranational, national or local authority or government agency during the last six years.
22. Licences and Consents
(a)	All licences, consents and other permissions and approvals required for or in connection with the carrying on of the business now being carried on by the Company:
(i)	have been granted or issued in favour of the Company and are valid and in full force and effect; and

(ii)	the Company is not in default and has not received notice that it is in default with respect to the terms of or that any such licence, consent, permission or approval is likely to be revoked or which constitutes grounds for such revocation.
(b)	All foreign investment and other regulatory guidelines imposed on the Company in any jurisdiction have been complied with.

(c)	Any non-compliance by the Company of any foreign investment or other statutory or governmental guidelines has been validly approved by the relevant authority.

24. Retirement Scheme Warranties
(a)	In this paragraph:
“Disclosed Arrangement” means:
(i)	in relation to the First Company, the Mandatory Provident Fund Scheme constituted by means of participation in the AIA Pension and Trustee Co. Ltd. MPF Scheme (Employer Plan No: M67B02); and

(ii)	in relation to the Second Company, the Central Provident Fund Scheme constituted pursuant to the Central Provident Fund Act, Chapter 36 of Singapore;
“Relevant Benefits” means pensions, deferred pensions, allowances or lump sums payable in respect of retirement and like benefits on death or termination of employment;
(b)	Apart from the Disclosed Arrangement, neither the Company nor any of the Sellers is under any legal liability in respect of any Employee to provide any Relevant Benefits (whether on a funded or unfunded basis) or to contribute to any scheme or arrangement providing Relevant Benefits nor has any proposal been announced in respect of any Employee to pay any Relevant Benefits in respect of or establish or contribute to any such scheme or arrangement, and apart from the Disclosed Arrangement there are no arrangements operated by the Company or any of the Sellers for the provision of Relevant Benefits in respect of former directors or former employees of the Company or any of the Sellers or for the provision of Relevant Benefits in respect of Employees on a voluntary basis.

(c)	All material particulars of the Disclosed Arrangement (including all governing documentation and annual reports for the preceding 2 years) have been provided to the Purchaser.

(d)	No amendments or alterations have been made to the Disclosed Arrangement since the effective date of the last actuarial valuation report (if any).

(e)	Details of the current rates of contributions payable in respect of the Disclosed Arrangement by the Company and the Sellers have been provided to the Purchaser and all such contributions which have fallen due for payment to the Disclosed Arrangement have been paid in accordance with the provisions of the Disclosed Arrangement.

(f)	There has been no breach of trust and no material actions, suits or claims (other than routine claims for benefits) are pending or threatened in respect of the Disclosed Arrangement in relation to any Employee, and there are no circumstances existing which may give rise to any such actions, suits or claims.

(g)	The Disclosed Arrangement have, to the extent they relate to the Employees, been administered in accordance with their governing documents and all applicable legal requirements.

(h)	No power to augment benefits or prospective benefits under the Disclosed Arrangement has been exercised in relation to any of the Employees and no such power will be exercised, nor will any announcement be made leading to an expectation of such exercise in relation to any such Employee at any time prior to Completion.

(i)	No undertaking or assurance (whether legally binding or not) has been given to any Employee as to the continuance, introduction or increase or improvement of any Relevant Benefits under any of the Disclosed Arrangement.

Schedule 5
(omitted for filing purposes)

Schedule 6
(omitted for filing purposes)

Schedule 7
(omitted for filing purposes)

Schedule 8
(omitted for filing purposes)

Schedule 9
(omitted for filing purposes)

EXECUTED by the parties

By	)
)
ANTHONY PETER VENUS	)	/s/ Anthony Peter Venus

Witnessed by

/s/ Susan Chui San Wong
Name: Susan Chui San Wong
Title:

By	)
)
ALI MIRZA	)	/s/ Ali Mirza

Witnessed by

/s/ Kevin Kwek Yiu Wing
Name: Kevin Kwek Yiu Wing
Title:

For and on behalf of	)
)
HARRIS INTERACTIVE ASIA LIMITED	)
	)	/s/ Martin S. Robertson
by Martin S. Robertson, Attorney-in-fact, pursuant	)
)
to a Power of Attorney in his favour dated August 16,	)
)
2007)

Witnessed by

/s/ Kanas Yuet Ling Lai Name: Kanas Yuet Ling Lai
Title:

Executed as a deed under seal by the Guarantor:

EXECUTED AS A DEED UNDER SEAL	)
)
by Martin S. Robertson, Attorney-in-fact	)
)
)
for and on behalf of	)
)
HARRIS INTERACTIVE INTERNATIONAL	)
)
INC. pursuant to a Power of Attorney in his	)
)
favour dated August 16, 2007:	)
)

/s/ Martin S. Robertson

Witnessed by

/s/ Kanas Yuet Ling Lai Name: Kanas Yuet Ling Lai
Title:

List of Schedules

Schedule 1	The Sellers
Schedule identifies Anthony Venus and Ali Mirza each as a 50% Seller, each for US$1,400,000 cash consideration

Schedule 2	Attached

Schedule 3	Description of Leasehold Properties

Schedule 4	Attached

Schedule 5	Description of Retirement Schemes

Schedule 6	List of Employees

Schedule 7	List of Intellectual Property Rights (none applicable)

Schedule 8	List of Matters to be Transacted at Closing

Schedule 9	Earn-Out Payments
Schedule provides for earn-out payments if Marketshare Limited and Marketshare Pte Ltd achieve growth and profitability expectations with respect to periods ending June 30 of each of 2008, 2009, 2010, 2011, and 2012. Such payments are targeted to be aggregate of US$1,800,000 but are contingent and uncapped.